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                              September 18, 2020

       Glendon E. French
       Chief Executive Officer
       Pulmonx Corporation
       700 Chesapeake Drive
       Redwood City, CA 94063

                                                        Re: Pulmonx Corporation
                                                            Registration
Statement on Form S-1
                                                            Filed September 4,
2020
                                                            File No. 333-248635

       Dear Mr. French:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Prospectus Summary, page 1

   1. With reference to your disclosure on page 88, please revise the Summary to discuss the negative impact that
COVID-19 has had on your business operations and results in recent months. Also revise the
penultimate bullet point on page 5 to clarify that COVID-19 has in fact had an adverse
effect on your business.
       Implications of Being an Emerging Growth Company..., page 6

   2.                                                   Please supplementally
provide us with copies of all written communications, as defined in
                                                        Rule 405 under the
Securities Act, that you, or anyone authorized to do so on your behalf, present to potential
investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies
of the communications.
 Glendon E. French
Pulmonx Corporation
September 18, 2020
Page 2
Factors Affecting our Business and Results of Operations, page 89

3. Please disclose in MD&A the dollar amount of stock compensation expense you expect to recognize in future periods related to the compensatory transactions referenced on pages
      F-42, F-77 and F-79. See Section 501.02 of the Financial Reporting Codification.
Additional Post Hoc Analysis of LIBERATE Data, page 134

4. Please tell us whether you commissioned the study or played any other role in it. Please also file the consent of the authors regarding their findings and conclusions.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Jenn Do at 202-551-3743 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact
Ada D. Sarmento at 202-551-3798 or Joe McCann at 202-551-6262 with any other questions.



                                                           Sincerely,
FirstName LastNameGlendon E. French
                                                           Division of
Corporation Finance
Comapany NamePulmonx Corporation
                                                           Office of Life
Sciences
September 18, 2020 Page 2
cc:       Mark Weeks, Esq.
FirstName LastName